SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 PAT OF €149M AS TRAFFIC GROWS 9%
9 MONTH YTD PROFIT FALLS 12% ON LOWER FARES

Ryanair Holdings plc today (27 Jan.) reported a Q3 profit after tax of €149m, compared to the prior-year Q3 PAT of €15m, as traffic grew 9% to 45m passengers at marginally higher fares due to stronger close-in Christmas/New Year bookings.  Cumulative 9 month profits of €1.94bn fell 12% below PY 9 month PAT on 8% lower air fares.

	Q3 FY24	Q3 FY25	Change	YTD FY24	YTD FY25	Change
Customers	41.4m	44.9m	+9%	146.8m	160.2m	+9%
Load Factor	92%	92%	-	94%	94%	-
Revenue	€2.70bn	€2.96bn	+10%	€11.27bn	€11.65bn	+3%
Op. Costs	€2.72bn	€2.93bn	+8%	€8.88bn	€9.60bn	+8%
PAT	€15m	€149m	+€134m	€2.19bn	€1.94bn	-12%

Q3 highlights include:
●     Traffic grew 9% to 45m, despite prolonged Boeing delays.
●     Rev. per pax rose 1% (Q3 ave. fare & ancil. revenue per pax up 1%).
●     172 B737 "Gamechangers" in 609 fleet at 31 Dec.
●     Approved OTA partnerships almost fully integrated.
●     Over 50% of €800m buy-back completed at 31 Dec.
●     €0.223 per share interim div. payable 26 Feb.

Ryanair Group CEO Michael O'Leary, said:

Q3 FY25 BUSINESS REVIEW

Revenue & Costs:
"Total Q3 revenue rose 10% to €2.96bn.  Scheduled revenue increased 10% to €1.92bn as traffic (despite repeated Boeing delivery delays) grew 9% at marginally higher Q3 ave. fares (+1%), helped by strong close-in Christmas/New Year bookings and easier PY comps (with last year's Q3 holiday season impacted by the OTA boycott).  Ancillary revenues delivered another solid performance, rising 10% to €1.04bn in Q3.  Operating costs rose 8% to €2.93bn as fuel hedge savings offset higher staff and other costs due (in part) to Boeing delivery delays.

Q4 FY25 fuel is c.85% hedged at $80bbl and FY26 fuel is over 75% hedged at $77bbl, de-risking the Group from fuel price volatility.

Balance Sheet, Liquidity & Shareholder Returns:
Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch).  On 31 Dec., gross cash was €2.77bn which delivered a modest quarter end net cash balance of €75m, despite €1.1bn capex, over €1.1bn share buybacks and a €0.2bn dividend paid last Sept.  Our owned B737 fleet (582 aircraft) is fully unencumbered, which widens Ryanair's cost advantage over competitor airlines.  While Ryanair prepares to repay a maturing €850m bond in Sept. 2025 from internal cash resources, our competitors remain exposed to expensive (long-term) finance and rising aircraft lease costs.

We're now over halfway through our current €800m buyback and remain on track to complete this programme by mid-2025.  When complete, Ryanair will have returned almost €9bn (incl. dividends) to our shareholders since 2008, with approx. 36% of our issued share capital repurchased and cancelled.  An interim dividend of €0.223 per share will be paid in late Feb.

FLEET & GROWTH
Ryanair had 172 B737-8200 "Gamechangers" in its 609 aircraft fleet at 31 Dec.  We continue to work with Boeing to accelerate aircraft deliveries and visited Seattle earlier this month.  While B737 production is recovering from Boeing's strike in late 2024, we no longer expect Boeing to deliver sufficient aircraft ahead of S.25 to facilitate FY26 traffic growth to 210m passengers.  Boeing delays have forced us to revise our FY26 traffic target to 206m (just 3% growth).  We're hopeful that the remaining 29 Gamechangers in our 210 orderbook will deliver before March 2026, enabling us to recover this delayed traffic growth in S.26 instead of S.25.  Boeing expects the MAX-10 to be certified in late 2025 which, we hope, will facilitate a timely delivery of our first 15 MAX-10s in Spring 2027 (as contracted).

Over the coming year, we'll reallocate this scarce capacity growth to those regions and airports (in Poland, Sweden and Italy) who are investing in growth by cutting/abolishing aviation taxes, and incentivising traffic growth.  Almost all of our S.25 capacity is now on sale, incl. 164 new routes (total 2,600 routes), and we encourage early booking on www.ryanair.com to avoid disappointment.

We expect European short-haul capacity to remain constrained in 2025 as many of Europe's Airbus operators continue to work through Pratt & Whitney engine repairs, both major OEMs struggle with delivery backlogs, and EU airline consolidation continues, incl. Lufthansa's takeover of ITA, Air France-KLM's stake in SAS and the upcoming sale of TAP.  These capacity constraints, combined with our significant cost advantage, strong balance sheet, low-cost aircraft orders and industry leading operational resilience will, we believe, facilitate Ryanair's low-fare profitable growth to 300m passengers over the next decade.

ESG
During Q3, MSCI reconfirmed Ryanair's 'A' rating, we retained Sustainalytics No.1 global large cap airline ESG ranking and Ryanair became the first major airline to have its environmental targets (to reduce CO2 per pax/km by 29% to c.50grams by 2031) validated to the latest SBTi guidelines.  In Q3 the retro-fit of winglets to our B737NG fleet (target of 409 by 2026) continued, reducing fuel burn by 1.5% and noise by 6%, and we took delivery of 2 Gamechangers (4% more seats, 16% less fuel & CO2).  Our new aircraft, increasing use of winglets and SAF commitments positions Ryanair as one of the EU's most environmentally efficient airlines.  Plans to migrate the remaining 25% of customers who don't already check-in via the Ryanair App to paperless boarding during 2025 are progressing well.  This initiative will remove approx. 300 tonnes of paper annually and will ensure that all customers have access to Day of Travel updates, live flight information, the convenience of Order to Seat for onboard purchases and the many other features contained in the Ryanair App (the ideal travel companion).

In 2024 European airlines suffered record ATC delays due to ATC staff shortages, poor rostering and repeated equipment failures, which caused repeated flight delays and cancellations (especially to first wave morning departures).  As we plan for S.25, we renew our call on the EU Commission to urgently deliver long delayed reform of Europe's inefficient ATC service.  This can be achieved by demanding adequate staffing of Europe's ATC providers, especially for the morning/first wave departures and protecting overflights (during national strikes) which would deliver dramatic environmental and punctuality benefits for EU passengers and air travel.

EU Airline Ownership & Control:
Last Sept. the Board confirmed that over 49% of Ryanair's issued share capital was held by EU nationals.  In anticipation of the 50% threshold being reached, the Board deemed it appropriate to review the potential variation of (1) the purchase prohibition on non-EU nationals acquiring Ryanair ordinary shares (in place since 2002) or (2) the voting restrictions (in effect since Jan. 2021, following Brexit) in a manner that best ensures compliance with EU Reg. 1008/2008.  As part of this review, an engagement process with shareholders and regulators began last Sept. and is now at an advanced stage.  Current restrictions on share purchases and voting by non-EU nationals will remain in place during the review.  There can be no certainty as to the duration of this review or that any variation in approach will result from the review.  Based on current trends, the Company expects its EU shareholding to reach the 50% threshold in H1 2025, or soon thereafter.

OUTLOOK
We expect FY25 traffic to reach almost 200m (+9%) guests, subject to no further adverse news on Boeing delivery delays.  Unit costs are performing in line with expectations, as the cost gap between Ryanair and EU competitor airlines widens, and should be broadly flat for the full-year.  Our fuel hedge savings, strong interest income and some modest aircraft delay compensation are largely offsetting ex-fuel cost inflation (particularly crew pay & productivity increases, higher handling & ATC fees and the cost inefficiency of repeated B737 delivery delays).  While Q3 fares were marginally stronger than the prior year (which was impacted by the OTA boycott in late Nov. 2023), this year's Q4 will not benefit from last year's early Easter, which makes our Q4 PY comp. very challenging.  At this stage, we are cautiously guiding FY25 PAT in a range of €1.55bn to €1.61bn.  The final FY25 PAT outcome remains subject to avoiding adverse external developments between now and the end of Mar., incl. the risk of conflicts in Ukraine and the Middle East, further Boeing delivery delays and ATC mismanagement/short-staffing here in Europe."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.200m guests p.a. on approx. 3,600 daily flights from 94 bases, the Group connects 237 airports in 37 countries on a fleet of over 600 aircraft, and almost 340 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 27,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 39-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities.  Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2024 (unaudited)

		At Dec 31,	At Mar 31,
		2024	2024
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,883.5	10,847.0
Right-of-use asset		158.4	166.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	59.7	3.3
Deferred tax		1.9	2.1
Other assets		261.7	183.2
Total non-current assets		11,511.6	11,348.5

Current assets
Inventories		4.8	6.2
Other assets		1,695.7	1,275.4
Trade receivables	10	56.6	76.4
Derivative financial instruments	10	330.3	349.5
Restricted cash	10	23.1	6.4
Financial assets: cash > 3 months	10	-	237.8
Cash and cash equivalents	10	2,751.2	3,875.4
Total current assets		4,861.7	5,827.1

Total assets		16,373.3	17,175.6

Current liabilities
Provisions		57.8	46.0
Trade payables	10	636.1	792.2
Accrued expenses and other liabilities		3,712.3	5,227.6
Current lease liability		39.0	39.4
Current maturities of debt	10	848.4	50.0
Derivative financial instruments	10	253.0	178.8
Current tax		107.6	66.6
Total current liabilities		5,654.2	6,400.6

Non-current liabilities
Provisions		147.1	138.1
Derivative financial instruments	10	45.9	3.3
Deferred tax		543.5	362.0
Non-current lease liability		125.9	125.2
Non-current maturities of debt	10	1,686.5	2,532.2
Total non-current liabilities		2,548.9	3,160.8

Shareholders' equity
Issued share capital		6.5	6.9
Share premium account		1,420.3	1,404.3
Other undenominated capital		3.9	3.5
Retained earnings		6,527.0	5,899.8
Other reserves		212.5	299.7
Total shareholders' equity		8,170.2	7,614.2

Total liabilities and shareholders' equity		16,373.3	17,175.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended December 31, 2024 (unaudited)

		Change	Quarter Ended	Quarter Ended
			Dec 31, 2024	Dec 31, 2023
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+10%	1,915.6	1,749.2
Ancillary revenues		+10%	1,043.6	949.5
Total operating revenues	7	+10%	2,959.2	2,698.7

Operating expenses
Fuel and oil		+4%	1,171.7	1,224.1
Staff costs		-12%	426.7	382.2
Airport and handling charges		-15%	374.3	326.4
Depreciation		-11%	291.9	263.4
Route charges		-11%	262.9	236.9
Marketing, distribution and other		-53%	235.8	154.6
Maintenance, materials and repairs		-26%	163.3	130.0
Total operating expenses		-8%	2,926.6	2,717.6

Operating profit/(loss)		+272%	32.6	(18.9)
Other income
Net finance and other income			90.2	15.8
Foreign exchange			20.9	5.8
Total other income			111.1	21.6

Profit before tax			143.7	2.7

Tax credit			4.9	12.1

Profit for the quarter - all attributable to equity holders of parent		+904%	148.6	14.8

Earnings per ordinary share (€)
Basic		+952%	0.1368	0.0130
Diluted		+954%	0.1360	0.0129
Weighted avg. no. of ord. shares (in Ms)
Basic			1,086.6	1,139.3
Diluted			1,093.0	1,145.1

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Nine Months Ended December 31, 2024 (unaudited)

		Change	Nine Months Ended	Nine Months Ended
			Dec 31, 2024	Dec 31, 2023
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+1%	7,865.5	7,823.1
Ancillary revenues		+10%	3,785.7	3,450.8
Total operating revenues	7	+3%	11,651.2	11,273.9

Operating expenses
Fuel and oil		-1%	4,076.0	4,038.7
Airport and handling charges		-13%	1,339.2	1,184.6
Staff costs		-18%	1,323.7	1,125.1
Depreciation		-12%	919.3	822.2
Route charges		-12%	896.1	798.8
Marketing, distribution and other		-18%	702.5	595.1
Maintenance, materials and repairs		-11%	347.3	312.5
Total operating expenses		-8%	9,604.1	8,877.0

Operating profit		-15%	2,047.1	2,396.9
Other income
Net finance and other income			140.2	47.6
Foreign exchange			23.3	16.7
Total other income			163.5	64.3

Profit before tax		-10%	2,210.6	2,461.2

Tax charge on profit	4		(270.8)	(268.3)

Profit for the nine months - all attributable to equity holders of parent		-12%	1,939.8	2,192.9

Earnings per ordinary share (€)
Basic		-9%	1.7457	1.9253
Diluted		-9%	1.7365	1.9162
Weighted avg. no. of ord. shares (in Ms)
Basic			1,111.2	1,139.0
Diluted			1,117.1	1,144.4

*'+' is favourable and '-' is adverse period-on-period.

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended December 31, 2024 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2024	2023
	€M	€M

Profit for the quarter	148.6	14.8

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	516.9	(582.5)
Other comprehensive income/(loss) for the quarter, net of income tax	516.9	(582.5)
Total comprehensive income/(loss) for the quarter - attributable to equity holders of parent
	665.5	(567.7)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Nine Months Ended December 31, 2024 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2024	2023
	€M	€M

Profit for the nine months	1,939.8	2,192.9

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(88.5)	12.1
Other comprehensive (loss)/income for the nine months, net of income tax	(88.5)	12.1
Total comprehensive income for the nine months - attributable to equity holders of parent
	1,851.3	2,205.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Nine Months Ended December 31, 2024 (unaudited)

	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2024	2023
	€M	€M
Operating activities
Profit after tax	1,939.8	2,192.9

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	919.3	822.2
Decrease/(increase) in inventories	1.4	(0.2)
Tax charge on profit	270.8	268.3
Share based payments	10.2	9.9
Decrease/(increase) in trade receivables	19.8	(16.8)
(Increase) in other assets	(408.8)	(231.5)
(Decrease) in trade payables	(79.6)	(81.6)
(Decrease) in accrued expenses and other liabilities	(1,506.0)	(1,661.3)
Increase/(decrease) in provisions	4.1	(0.4)
Increase in finance income	1.4	2.2
(Decrease) in finance expense	(6.7)	(5.3)
Foreign exchange	(28.3)	24.4
Income tax (paid)	(42.2)	(37.1)
Net cash inflow from operating activities	1,095.2	1,285.7

Investing activities
Capital expenditure - purchase of property, plant and equipment	(1,092.8)	(1,933.6)
Net (increase) in restricted cash	(16.7)	(1.3)
Decrease in financial assets: cash > 3 months	237.8	676.7
Net cash (used in) investing activities	(871.7)	(1,258.2)

Financing activities
Proceeds from shares issued	4.2	13.6
Share buyback	(1,112.4)	-
Dividends paid	(197.3)	-
Repayment of borrowings	(50.0)	(1,080.7)
Lease liabilities paid	(27.6)	(33.5)
Net cash (used in) financing activities	(1,383.1)	(1,100.6)

(Decrease) in cash and cash equivalents	(1,159.6)	(1,073.1)
Net foreign exchange gain/(loss)	35.4	(7.6)
Cash and cash equivalents at beginning of the period	3,875.4	3,599.3
Cash and cash equivalents at end of the period	2,751.2	2,518.6

Included in the cash flows from operating activities for the nine months are the following amounts:
Interest income received	113.4	111.9
Interest expense paid	(60.6)	(76.9)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Nine Months Ended December 31, 2024 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the nine months	-	-	-	-	2,192.9	-	-	2,192.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	12.1	-	12.1
Total other comprehensive income	-	-	-	-	-	12.1	-	12.1
Total comprehensive income	-	-	-	-	2,192.9	12.1	-	2,205.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.1	-	19.7	-	(6.1)	-	-	13.6
Share-based payments	-	-	-	-	-	-	9.9	9.9
Transfer of exercised and expired share-based awards	-	-	-	-	3.0	-	(3.0)	-
Balance at December 31, 2023	1,139.8	6.9	1,399.6	3.5	6,369.8	43.5	48.2	7,871.5
Loss for the quarter	-	-	-	-	(275.8)	-	-	(275.8)
Other comprehensive income/(loss)
Net actuarial gains from retirement benefit plans	-	-	-	-	6.6	-	-	6.6
Net movements in cash-flow reserve	-	-	-	-	-	222.4	-	222.4
Total other comprehensive income	-	-	-	-	6.6	222.4	-	229.0
Total comprehensive (loss)/income	-	-	-	-	(269.2)	222.4	-	(46.8)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	4.7	-	(1.9)	-	-	2.8
Dividends paid	-	-	-	-	(199.5)	-	-	(199.5)
Share-based payments	-	-	-	-	-	-	(13.8)	(13.8)
Transfer of exercised and expired share-based awards	-	-	-	-	0.6	-	(0.6)	-
Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the nine months	-	-	-	-	1,939.8	-	-	1,939.8
Other comprehensive loss	-	-	-	-	-	-	-	-
Net movements in cash flow reserve	-	-	-	-	-	(88.5)	-	(88.5)
Total other comprehensive loss	-	-	-	-	-	(88.5)	-	(88.5)
Total comprehensive income/(loss)	-	-	-	-	1,939.8	(88.5)	-	1,851.3
Transactions with owners of the Company recognised directly in equity	-	-	-	-	-	-	-	-
Issue of ordinary equity shares	0.9	-	16.0	-	(11.8)	-	-	4.2
Repurchase of ordinary equity shares	-	-	-	-	(1,112.4)	-	-	(1,112.4)
Cancellation of repurchased shares	(60.0)	(0.4)	-	0.4	-	-	-	-
Dividends paid	-	-	-	-	(197.3)	-	-	(197.3)
Share-based payments	-	-	-	-	-	-	10.2	10.2
Transfer of exercised and expired share-based awards	-	-	-	-	8.9	-	(8.9)	-
Balance at December 31, 2024	1,081.0	6.5	1,420.3	3.9	6,527.0	177.4	35.1	8,170.2

MD&A Quarter Ended December 31, 2024 ("Q3 FY25")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the quarter ended December 31, 2024 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 10% to €1.92BN as traffic (despite prolonged Boeing delivery delays) grew 9% (to 44.9M) at marginally higher average fares (+1%).

Ancillary revenues:
Ancillary revenues rose 10% to €1.04BN due to 9% traffic growth and a 1% higher spend per passenger on discretionary services incl. reserved seating, priority boarding and inflight sales.

Total revenues:
As a result of the above, total revenues rose 10% to €2.96BN.

Operating Expenses:

Fuel and oil:
Fuel and oil dropped 4% to €1.17BN, as favourable jet fuel hedging and lower fuel burn on the new B737-8200 "Gamechanger" aircraft was offset by an 8% increase in sectors flown.

Staff costs:
Staff costs increased 12% to €427M due to the larger fleet, 8% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented in H2 last year.

Airport and handling charges:
Airport and handling charges rose 15% to €374M, due to 9% traffic growth, higher landing, ground ATC and handling rates.

Depreciation:
Depreciation increased 11% to €292M, primarily due to 36 more "Gamechanger" aircraft in the fleet and higher amortisation arising from higher aircraft utilisation.

Route charges:
Route charges increased 11% to €263M, due to the 8% increase in flight hours and higher Eurocontrol rates (despite ATC's underperformance in 2024).

Marketing, distribution and other:
Marketing, distribution and other rose 53% to €236M, with much of the movement due to 9% traffic growth, a legal charge and higher input costs for rising onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 26% to €163M, due to higher utilisation, labour inflation, delayed Boeing aircraft deliveries and a strong US dollar. Much of the adverse currency impact is offset by a favourable movement in foreign exchange recorded in Other Income below.

Other income:
Net finance and other income includes delay compensation received in Q3. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
MD&A Nine Months Ended December 31, 2024 ("FY25 YTD")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the nine months ended December 31, 2024 results.

Income Statement

Scheduled revenues:
Scheduled revenues rose 1% to €7.87BN as a 9% increase in traffic (to 160.2M) was offset by 8% lower average fares. The movement of half of Easter into Q4 FY24 and out of Q1 FY25, consumer spending pressure (driven by higher-for-longer interest rates and inflation reduction measures) and a drop in OTA bookings ahead of Summer 2024 necessitated more price stimulation than originally expected as Ryanair maintained its "load active/yield passive" pricing strategy.

Ancillary revenues:
Ancillary revenues were resilient, rising 10% to €3.79BN due to 9% higher traffic and a 1% increase in spend per passenger.

Total revenues:
As a result of the above, total revenues increased 3% to €11.65BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 1% to €4.08BN, well below the 9% increase in sectors flown, due to favourable jet fuel hedging and lower fuel burn on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 13% to €1.34BN, due to 9% traffic growth, higher landing, ground ATC and handling rates.

Staff costs:
Staff costs increased 18% to €1.32BN due to the larger fleet, 9% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented in H2 last year.

Depreciation:
Depreciation increased 12% to €919M, primarily due to 36 more "Gamechanger" aircraft in the fleet and higher amortisation arising from higher aircraft utilisation.

Route charges:
Route charges rose 12% to €896M, primarily due to the 10% increase in flight hours and higher Eurocontrol rates (despite ATC's underperformance this Summer).

Marketing, distribution and other:
Marketing, distribution and other rose 18% to €703M, primarily due to 9% traffic growth, a legal charge booked in Q3 and higher input costs for rising onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 11% to €347M as higher utilisation, labour inflation, delayed Boeing aircraft deliveries and adverse currency movements in Q3 (see offset in foreign exchange recorded in Other Income below) was partially offset by modest delay compensation received (mainly maintenance credits).

Other income:
Net finance and other income increased to €140M due to a strong cash balance, the Group's low-cost finance and delay compensation received in Q3. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €2.77BN at December 31, 2024 despite €1.1BN capex, €1.1BN share buybacks (settled in the period) and a €0.2BN final dividend paid in September 2024. Gross debt was €2.70BN with a modest net cash balance of over €70M at December 31, 2024 (€1.37BN at March 31, 2024).

Shareholders' equity:
Shareholders' equity increased by €0.56BN to €8.17BN in the period primarily due to a €1.94BN net profit offset by an IFRS hedge accounting decrease in derivatives of €0.1BN, a €1.1BN repurchase (and cancellation) of ordinary shares and a €0.2BN dividend paid in September 2024.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2024 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:
● Principal risks and uncertainties relating to the remaining three months of the year;
● Related party transactions; and
● Post balance sheet events.

Results of operations for the nine month period ended December 31, 2024 compared to the nine month period ended December 31, 2023, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the conflict in the Middle East.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 123 and 124 of the Group's 2024 Annual Report with the exception of Roberta Neri who retired from the Board in September 2024.

Related party transactions - Please see note 9.

Post balance sheet events - Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group's condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●     The Group's net profit of €1.94BN in the nine months ended December 31, 2024;
●     The Group's liquidity, with €2.77BN gross cash and over €70M net cash at December 31, 2024, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's focus on cash management;
●     The Group's solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●     The Group's strong balance sheet position with 582 (unencumbered) owned B737s;
●     The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●     Strong cost control across the Group;
●     The Group's fuel hedging position (approx. 78% of FY25 and 76% of FY26 jet fuel requirements were hedged at December 31, 2024); and
●     The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements
1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2024 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2024 Annual Report for the year ended March 31, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2024, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The December 31, 2024 figures and the December 31, 2023 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2024, together with the independent auditor's report thereon, are available on the Company's Website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2024 on January 24, 2025.

Except as stated otherwise below, the condensed consolidated interim financial statements for the nine months ended December 31, 2024 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as adopted by the EU and also in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

New IFRS Accounting standards and amendments adopted during the period
The following new and amended IFRS Accounting standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2024 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●     Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
●     Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●     Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the nine months ended December 31, 2024, and are not expected to have a material impact on financial periods thereafter.

New IFRS Accounting standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, the Group does not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on the Group's financial position or performance:
●     Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).
●     IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●     IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●     Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).*
●     Annual Improvements Volume 11 (effective on or after January 1, 2026).*
●     Contracts Referencing Nature - dependent Electricity - Amendments to IFRS 9 and IFRS 17 (effective on or after January 1, 2026).*

* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At December 31, 2024, the Group had €10.88BN of property, plant and equipment long-lived assets, of which €10.64BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first nine months typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax expense for the nine months ended December 31, 2024 of €271M (December 31, 2023: €268M) comprises a current tax charge of €83M and a deferred tax charge of €188M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the period. The effective tax rate of approximately 12% for the nine months (December 31, 2023: 11%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At December 31, 2024 the Group had an operating fleet of 583 (2023: 547) Boeing 737 and 26 (2023: 27) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At December 31, 2024, the Group had taken delivery of 172 of these aircraft. The remaining aircraft are expected to deliver before March 2026. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM in September 2023.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines'.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Quarter Ended	Ryanair DAC Dec 31, 2024 €M	Other Airlines Dec 31, 2024 €M	Elimination Dec 31, 2024 €M	Total Dec 31, 2024 €M
Scheduled revenues	1,906.6	9.0	-	1,915.6
Ancillary revenues	1,043.6	-	-	1,043.6
Inter-segment revenues	184.7	368.6	(553.3)	-
Segment revenues	3,134.9	377.6	(553.3)	2,959.2

Reportable segment profit after income tax	134.0	14.6	-	148.6

Other segment information:
Depreciation	(282.4)	(9.5)	-	(291.9)
Net finance income/(expense)	92.3	(2.1)	-	90.2
Capital expenditure	(252.8)	(13.3)	-	(266.1)

Segment assets	16,015.4	357.9	-	16,373.3
Segment liabilities	(7,620.0)	(583.1)	-	(8,203.1)

Quarter Ended	Ryanair DAC Dec 31, 2023 €M	Other Airlines Dec 31, 2023 €M	Elimination Dec 31, 2023 €M	Total Dec 31, 2023 €M
Scheduled revenue	1,739.6	9.6	-	1,749.2
Ancillary revenue	949.5	-	-	949.5
Inter-segment revenues	181.7	347.9	(529.6)	-
Segment revenues	2,870.8	357.5	(529.6)	2,698.7

Reportable segment profit after income tax	7.0	7.8	-	14.8

Other segment information:
Depreciation	(252.9)	(10.5)	-	(263.4)
Net finance income/(expense)	17.8	(2.0)	-	15.8
Capital expenditure	(539.2)	(13.0)	-	(552.2)

Segment assets	15,112.1	343.6	-	15,455.7
Segment liabilities	(6,958.1)	(626.1)	-	(7,584.2)

Nine months Ended	Ryanair DAC Dec 31, 2024 €M	Other Airlines Dec 31, 2024 €M	Elimination Dec 31, 2024 €M	Total Dec 31, 2024 €M
Scheduled revenues	7,757.0	108.5	-	7,865.5
Ancillary revenues	3,785.7	-	-	3,785.7
Inter-segment revenues	570.5	1,135.0	(1,705.5)	-
Segment revenues	12,113.2	1,243.5	(1,705.5)	11,651.2

Reportable segment profit after income tax	1,861.2	78.6	-	1,939.8

Other segment information:
Depreciation	(889.7)	(29.6)	-	(919.3)
Net finance income/(expense)	146.3	(6.1)	-	140.2
Capital expenditure	(963.0)	(63.6)	-	(1,026.6)

Segment assets	16,015.4	357.9	-	16,373.3
Segment liabilities	(7,620.0)	(583.1)	-	(8,203.1)

Nine months Ended	Ryanair DAC Dec 31, 2023 €M	Other Airlines Dec 31, 2023 €M	Elimination Dec 31, 2023 €M	Total Dec 31, 2023 €M
Scheduled revenues	7,719.0	104.1	-	7,823.1
Ancillary revenues	3,450.8	-	-	3,450.8
Inter-segment revenues	556.6	1,043.6	(1,600.2)	-
Segment revenues	11,726.4	1,147.7	(1,600.2)	11,273.9

Reportable segment profit after income tax	2,116.9	76.0	-	2,192.9

Other segment information:
Depreciation	(790.8)	(31.4)	-	(822.2)
Net finance income/(expense)	54.0	(6.4)	-	47.6
Capital expenditure	(1,489.1)	(42.2)	-	(1,531.3)

Segment assets	15,112.1	343.6	-	15,455.7
Segment liabilities	(6,958.1)	(626.1)	-	(7,584.2)

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Nine months Ended Dec 31, 2024	Nine months Ended Dec 31, 2023	Quarter Ended Dec 31, 2024	Quarter Ended Dec 31, 2023
	€M	€M	€M	€M

Italy	2,482.5	2,400.8	635.4	571.3
Spain	2,068.2	2,032.9	522.4	481.8
United Kingdom	1,690.6	1,686.0	448.3	418.9
Ireland	626.4	653.9	162.1	163.4
Other	4,783.5	4,500.3	1,191.0	1,063.3
Total revenue	11,651.2	11,273.9	2,959.2	2,698.7

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

Acquisitions and disposals
During the period ended December 31, 2024, net capital additions amounted to €0.91BN principally reflecting aircraft purchase capex in the period and capitalised maintenance offset by depreciation.

9.            Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2024 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2024 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2024 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:

●       Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●       Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●       Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●       Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2024 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months ended December 31, 2024, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●       Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable at December 31, 2024 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	59.7	59.7	3.2	3.2
- Jet fuel & carbon derivatives contracts	-	-	0.1	0.1
	59.7	59.7	3.3	3.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	267.9	267.9	144.0	144.0
- Jet fuel & carbon derivative contracts	62.4	62.4	205.5	205.5
	330.3	330.3	349.5	349.5
Trade receivables*	56.6		76.4
Cash and cash equivalents*	2,751.2		3,875.4
Financial asset: cash > 3 months*	-		237.8
Restricted cash*	23.1		6.4
	3,161.2	330.3	4,545.5	349.5
Total financial assets	3,220.9	390.0	4,548.8	352.8

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	45.9	45.9	-	-
- U.S. dollar currency forward contracts	-	-	3.3	3.3
	45.9	45.9	3.3	3.3
Non-current maturities of debt:
- Long-term debt	488.9	488.9	488.7	488.7
- Bonds	1,197.6	1,168.5	2,043.5	1,971.6
	1,686.5	1,657.4	2,532.2	2,460.3
	1,732.4	1,703.3	2,535.5	2,463.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	253.0	253.0	178.8	178.8
- U.S. dollar currency forward contracts	-	-	-	-
	253.0	253.0	178.8	178.8

Current maturities of debt:
- Short-term debt	-	-	50.0	50.0
- Bonds	848.4	849.3	-	-
	848.4	849.3	50.0	50.0
Trade payables*	636.1		792.2
Accrued expenses*	1,846.3		1,603.1
	3,583.8	1,102.3	2,624.1	228.8
Total financial liabilities	5,316.2	2,805.6	5,159.6	2,692.4

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

11.          Shareholders' equity and shareholders' returns

In line with the Group's Dividend Policy, a final dividend for FY24 of €0.178 per share was paid in September 2024 and an interim dividend of €0.223 per share will be paid on February 26, 2025.

The Company announced and launched a €700M share buyback programme in May 2024 (subsequently completed in August 2024). A follow-on €800M share buyback programme was announced and launched in late August 2024. During the nine months ended December 31, 2024 the Company bought back approximately 60M ordinary shares at a total cost of €1.11BN. This is equivalent to approximately 5% of the Company's issued share capital at March 31, 2024.

As a result of the share buybacks in the nine months ended December 31, 2024, share capital decreased by approximately 60M ordinary shares with a nominal value of €0.4M and the other undenominated capital reserve increased by a corresponding €0.4M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

12.          Post balance sheet events

Between January 1, 2025 and January 23, 2025 the Company bought back approximately 5M ordinary shares at a total cost of approximately €97M under its current €800M share buyback programme. This brought total spend under this programme to approximately €509M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 January, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary